Filed Pursuant to Rule 433

Registration No. 333-238617-01

March 20, 2023

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated March 20, 2023)

Issuer:	CenterPoint Energy Houston Electric, LLC
Legal Format:	SEC Registered
Anticipated Ratings*:	A2 (stable) / A (stable) / A (stable) (Moody’s / S&P / Fitch)
Security:	4.95% General Mortgage Bonds, Series AK, due 2033	5.30% General Mortgage Bonds, Series AL, due 2053
Principal Amount:	$600,000,000	$300,000,000
Maturity Date:	April 1, 2033	April 1, 2053
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2023	April 1 and October 1, commencing October 1, 2023
Coupon:	4.95%	5.30%
Price to Public:	99.756% of the principal amount	99.924% of the principal amount
Benchmark Treasury:	3.500% due February 15, 2033	4.000% due November 15, 2052
Benchmark Treasury Yield:	3.481%	3.655%
Spread to Benchmark Treasury:	+150 basis points	+165 basis points
Re-offer Yield:	4.981%	5.305%
Optional Redemption:	Prior to January 1, 2033, greater of: (1)(a) make-whole at treasury rate[1] plus 25 basis points (calculated to January 1, 2033), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after January 1, 2033, 100% plus accrued and unpaid interest.	Prior to October 1, 2052, greater of: (1)(a) make-whole at treasury rate[1] plus 25 basis points (calculated to October 1, 2052), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after October 1, 2052, 100% plus accrued and unpaid interest.
CUSIP:	15189X BB3	15189X BC1
Trade Date:	March 20, 2023
Expected Settlement Date**:	March 23, 2023 (T+3)
Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. WR Securities, LLC

[1]	The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated March 20, 2023.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the mortgage bonds offered hereby will be made against payment therefor on or about March 23, 2023, which will be the third business day following the date of pricing of the mortgage bonds (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the initial pricing date of the mortgage bonds will be required, by virtue of the fact that the mortgage bonds initially will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, BofA Securities, Inc. toll-free at (800) 294-1322, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or RBC Capital Markets, LLC toll-free at (866) 375-6829.